Altamira Therapeutics Ltd.

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

September 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd. (the “Company”)
Registration Statement on Form F-1 (File No. 333-281724)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:15 p.m., Eastern Time, on September 16, 2024, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Nelson Mullins Riley & Scarborough LLP, by calling David Mannheim at (919) 329-3804 or Mike Bradshaw at (202) 689-2808.

Sincerely,

ALTAMIRA THERAPEUTICS LTD.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer